

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Eric C. Apfelbach
Chief Executive Officer
ZBB Energy Corporation
N93 W14475 Whitaker Way
Menomonee Falls, Wisconsin 53051

   Re: **ZBB Energy Corporation**
      Registration Statement on Form S-3
      Filed January 31, 2011
      File No. 333-171957

Dear Mr. Apfelbach:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide an analysis of your eligibility to use Form S-3 for this offering. To the extent you are relying on General Instruction I.B.6 to use Form S-3, please provide the calculation required by General Instruction I.B.6.(a) on the outside front cover of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. of Form S-3.

Where You Can Find More Information, page 1

2. Please revise the incorporation by reference discussion to correct the dates of the Form 8-Ks. We note, for example, that the reference to an October 12, 2010 Form 8-K is incorrect.

Exhibits

Exhibit 5.1 and 5.2

3. The references to Section 11 of the Securities Act in both opinions are inappropriate; please have counsel delete them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3725 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Mark R. Busch, Esq.
    K&L Gates LLP